Exhibit 99.1

FOR IMMEDIATE RELEASE
October 24, 2011

Piedmont Community Bank Holdings, Inc. receives regulatory approval to acquire a majority interest in Crescent Financial Corporation

RALEIGH, N.C., October 24, 2011 -- Piedmont Community Bank Holdings, Inc., announced today it has received regulatory approval to invest $75 million in Crescent Financial Corporation (NASDAQ: CRFN) and therefore acquire a majority interest in the company.

Adam Abram, chairman of Piedmont, will be named chairman of Crescent Financial, and Scott Custer, president and chief executive officer of Piedmont, will become chief executive officer of Crescent Financial upon closing of the transaction, which is expect by the end of November 2011.

"We are pleased to be able to take this important step forward in our strategic development," said Custer. "We believe that our simple, direct approach to community banking will be well-received by Crescent’s customers.”

The investment agreement entered into by Piedmont and Crescent provides that Piedmont will invest $75 million in Crescent in exchange for Crescent common stock priced at $4 per share. As a result of the investment, Piedmont will own approximately 66 percent of Crescent shares on a fully diluted basis. In addition, the agreement provides for Piedmont to make a tender offer to Crescent's existing shareholders to purchase up to 67 percent (6,442,105 shares) of currently outstanding Crescent common stock at a price of $4.75 per share. If the maximum number of shares is tendered, Piedmont will pay approximately $30.6 million for all such shares, and Piedmont would then own a total of approximately 89 percent of all outstanding common Crescent shares. Crescent shares closed at $3.00 per share on Friday, October 21st.

The tender offer will commence in the next several weeks and will be evidenced by individual mailings to Crescent's shareholders.

Raymond James & Associates, Inc. is acting as financial advisor to Crescent and Gaeta & Eveson, PA, is acting as legal counsel. Bryan Cave LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal counsel to Piedmont.

About Piedmont Community Bank Holdings, Inc.:

Piedmont Community Bank Holdings, Inc. is a federally-chartered bank holding company based in Raleigh, N.C. Piedmont was formed in 2009 by local businessmen Adam Abram and Scott Custer to build a strong community banking franchise across the Carolinas and Virginia, a region in which Abram and Custer have a combined 50 years of experience in the financial services sector. Abram serves as chairman of Piedmont's board of directors, Steven Lerner serves as vice chair and Custer serves as Piedmont's president and chief executive officer.

Investors in Piedmont include investment funds managed by Stone Point Capital LLC, Lightyear Capital LLC, the State of Wisconsin Investment Board, Harvard Management Company, Keeneland Capital LLC, and numerous North Carolina-based companies and individuals.  Piedmont also controls VantageSouth Bank, a community bank based in Burlington, N.C., and Community Bank of Rowan in Salisbury, N.C.

About Crescent Financial Corporation:

Crescent Financial Corporation is the parent company of Crescent State Bank. Crescent has total assets of $916.0 million, deposits of $686.2 million, and gross loans of $616.0 million as of September 30, 2011. The bank operates 15 full-service banking offices in the communities of Cary (2), Apex, Clayton, Garner, Holly Springs, Sanford, Southern Pines, Pinehurst, Raleigh (3), Knightdale and Wilmington (2), North Carolina. For more information, visit www.crescentstatebank.com.

Cautionary Statement

The investment discussed above involves the sale of securities in a private transaction that will not be registered under the Securities Act of 1933, as amended, and will be subject to the resale restrictions under that Act. Such securities may not be offered or sold absent registration or an applicable exemption from registration requirements. This document does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Information in this press release contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the occurrence of events that would have a material adverse effect on Crescent as described in the investment agreement, the risk that the investment agreement could be terminated under circumstances that would require Crescent to pay termination fees and expenses to Piedmont, and other uncertainties arising in connection with the proposed investment transaction. Additional factors that could cause actual results to differ materially are discussed in Crescent's filings with the Securities and Exchange Commission ("SEC"), including without limitation its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Crescent does not undertake a duty to update any forward-looking statements in this press release.

Additional Information and Where to Find It

This release is neither an offer to purchase nor a solicitation of an offer to sell securities. Piedmont will file a tender offer statement on Schedule TO with the SEC. Crescent stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Crescent with the SEC because they will contain important information about the proposed transaction. These documents will be available at no charge on the SEC's website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents once they become available may be obtained free of charge by directing a request to Piedmont at 4711 Six Forks Road, Raleigh, NC 27609. A copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Crescent, free of charge, by contacting Bruce Elder of Crescent Investor Relations at (919) 466-1000 or from Crescent's website (www.crescentstatebank.com).

CONTACT:

Piedmont Community Bank Holdings
Scott Custer, (919) 659-9002
Chief Executive Officer
scott.custer@piedmontbanks.com

Lee Roberts, (919) 659-9004
Managing Director
lee.roberts@piedmontbanks.com

Source: Piedmont Community Bank Holdings